16009100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intrepid Investment Bankers LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Boulevard, Suite 2200
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eduard Bagdasarian (310) 478-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

11444 W. Olympic Boulevard, 11th Floor Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eduard Bagdasarian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intrepid Investment Bankers LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

SEE ATTACHED ACKNOWLEDGEMENT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of *Los Angeles*)

On *February 29, 2016* before me, *Talin Kalfayan, Notary Public*,
Date — *Here Insert Name and Title of the Officer*

personally appeared *Eduard Bagdasarian*
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

TALIN KALFAYAN
Commission # 2095966
Notary Public - California
Los Angeles County
My Comm. Expires Feb 1, 2019

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: *Audited Annual Report* Document Date: ____________
Number of Pages: ________ Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________	Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________	☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________	☐ Other: ____________
Signer Is Representing: ____________	Signer Is Representing: ____________

INTREPID INVESTMENT BANKERS LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2015

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
DECEMBER 31, 2015

TABLE OF CONTENTS

HOLTHOUSE | CARLIN | VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Members of
Intrepid Investment Bankers LLC:

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC, a Delaware limited liability company (the Company), as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 25, 2016

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current assets:		
Cash and cash equivalents	$	3,254,548
Prepaid expenses		40,071
Total current assets		3,294,619
Property, at cost:		
Computer equipment		192,927
Furniture and office equipment		40,333
Software and website development		84,872
Total property, at cost		318,132
Less: accumulated depreciation and amortization		(228,909)
Property, net		89,223
Employee loans receivable		45,550
Deposits		67,133
Total other assets		112,683
Total assets	$	3,496,525

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	60,520
Accrued compensation		157,607
Current portion of deferred rent		99,832
Total current liabilities		317,959
Long-term liabilities:		
Deferred rent, net of current portion		101,082
Commitments and contingencies (See notes)		
Members' equity		3,077,484
Total liabilities and members' equity	$	3,496,525

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

NOTE 1. ORGANIZATION

Intrepid Investment Bankers LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Act. The Company is an investment bank with an emphasis in arranging mergers and acquisitions, raising private institutional capital and providing other financial advisory services. The Company is a licensed broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) under the Securities Exchange Act of 1934.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Revenues and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The Operating Agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to members, loans and guarantees, and the rights and duties of the members.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are client obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. Management determined that no allowance for doubtful accounts was necessary at December 31, 2015.

Bonuses Payable

The Company records incentive compensation for its employees, which is unpaid at December 31, 2015, as bonuses payable, which are included in accrued compensation in the accompanying statement of financial condition. Accrued bonuses are based on scales established by, and discretionary decisions made by the Company's Board of Directors. All bonuses payable are expected to be paid in 2016.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property

Property is stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are three to five years.

Income Taxes and Other LLC Fees

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability.

However, because the Company is an LLC, it is subject to a California fee based on its annual gross receipts. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact the operations of the LLC. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2011. There are no examinations currently pending.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant items subject to such estimates include the accrual of incentive compensation, the recognition of revenues earned and the collectability of accounts receivable at year-end. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

NOTE 3. LEASE COMMITMENT

In October 2011, the Company entered into a new lease agreement effective February 1, 2012 through September 2017 with initial monthly rental payments of approximately $41,583, escalating annually.

Future annual non-cancelable rental commitments are as follows:

For the years ending December 31,	Cash Payments	Straight-Line Rent Expense	Deferred Rent
2016	$ 556,172	$ 456,340	$ 99,832
2017	428,243	327,161	101,082
Total minimum lease payments	$ 984,415	$ 783,501	$ 200,914

In December 2015, the Company entered into a new lease agreement amendment for expansion space effective April 2016 through September 2017. This amendment requires additional monthly rental payments of $8,882, escalating annually. Rents associated with this amendment are not included in the schedule above.

NOTE 4. 401(k) / PROFIT SHARING PLAN

A 401(k) plan (the Plan) is maintained for the benefit of employees of the Company. The Plan is a defined contribution plan and covers all employees who have met certain qualifications. Under the terms of the plan, employees are allowed to contribute up to the maximum allowed. The Company may make discretionary contributions to the plan based on a percentage of the eligible employees' salaries. A safe harbor contribution of $30,445 was funded on January 21, 2016, for the plan year ended December 31, 2015 and has been included in accounts payable and accrued expenses in the accompanying statement of financial position (Note 6).

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1.

Summarized net capital information for the Company at December 31, 2015, is as follows:

Net capital	$ 2,835,507
Required net capital	27,936
Excess net capital	$ 2,807,571
Ratio of aggregate indebtedness to net capital	0.15 to 1

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2016, the date on which the financial statement was available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statement, except as disclosed below.

401(k) Safe Harbor Contribution

A safe harbor contribution of $30,445 was funded on January 21, 2016, for the plan year ended December 31, 2015 and has been included in accounts payable and accrued expenses in the accompanying statement of financial position (Note 4).